Filed by Urgent.ly Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934

Subject Company: Otonomo Technologies Ltd.

Commission File No.: 001-40744

Date: August 16, 2023

Investor Update

August 16, 2023

Dear Urgently Stockholders and Note Holders:

Otonomo Merger and Direct List

Otonomo filed a Form 6-K regarding its scheduled shareholder meeting on August 21, 2023. The filing included notice that the shareholder meeting would be postponed.

This delay was directly related to an Urgently filing that we completed on Monday August 14th. This post-effective Form S-4/A filing was necessary for the company to comply with the merger agreement, public responsibilities and U.S. security laws. Urgently must complete another post-effective Form S-4/A filing in the coming weeks to fully resolve the matter.

We continue to be excited about the Merger and Direct Listing transaction. Although a new schedule has not been published, we expect this delay will add several weeks to the timeline.

Corporate Matters

Last month, we distributed a pro forma pre & post close capitalization table including your specific equity / debt positions. As some of you know, on July 22nd, we re-issued certain statements related to certain equity instruments. After receiving several questions and further review, and mostly due to a shift in priorities, we delayed further communication and follow-up until our advisors have additional time to review with that information.

We will be in touch by the end of August with an update on the timeline and additional proforma information.

We appreciate your continued support as we focus on the necessary milestones to complete the Merger and Direct Listing. We are truly excited to complete these highly complex transactions and continue to grow the Company.

Best Regards,

Matt and Tim